                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  ------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

      INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a)
               AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                             (Amendment No._____)/1/


                        Environmental Safeguards, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $.001 par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                  294 069 307
--------------------------------------------------------------------------------
                                (CUSIP Number)


                     Victor I. Chang, Esq. (617) 248-7000
           c/o Testa, Hurwitz & Thibeault, LLP, High Street Tower,
                       125 High Street, Boston, MA 02110
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               December 17, 1997
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

          Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.



----------------------

/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

-------------------------
  CUSIP NO. 294 069 307
-------------------------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                               Edward L. Cahill
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

                                      AF
------------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                   [_]
------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                      USA
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF                                     -0-

      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY
                                                2,347,879
     OWNED BY
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING                                      -0-

      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                                                2,347,879
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   2,347,879

------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                    [X]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                                     20.2%

------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

                                      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

-------------------------
  CUSIP NO. 294 069 307
-------------------------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                               David L. Warnock
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

                                      AF
------------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                   [_]
------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                      USA
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF                                     -0-

      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY
                                                2,347,879
     OWNED BY
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING                                      -0-

      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                                                2,347,879
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   2,347,879
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                    [X]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     20.2%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

                                      IN
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

-------------------------
  CUSIP NO. 294 069 307
-------------------------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                   Cahill, Warnock Strategic Partners, L.P.
                               IRSN:  52-1970604
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

                                      AF
------------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                   [_]
------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

                         Delaware Limited Partnership
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF                                     -0-

      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY
                                                2,347,879
     OWNED BY
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING                                      -0-

      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                                                2,347,879
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   2,347,879
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                    [X]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     20.2%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

                                      PN
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

-------------------------
  CUSIP NO. 294 069 307
-------------------------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                  Cahill, Warnock Strategic Partners Fund, L.P.
                               IRSN:  52-1970619
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

                                      WC
------------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                   [_]
------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

                         Delaware Limited Partnership
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF                                     -0-

      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY
                                                2,347,879
     OWNED BY
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING                                      -0-

      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                                                2,347,879
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   2,347,879
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                    [X]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     20.2%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

                                      PN
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

-------------------------
  CUSIP NO. 294 069 307
-------------------------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                       Cahill, Warnock & Company, LLC
                               IRSN:  52-1931617
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

                                      AF
------------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                   [_]
------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

                      Maryland Limited Liability Company
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF                                     -0-

      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY
                                                2,347,879
     OWNED BY
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING                                      -0-

      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                                                2,347,879
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   2,347,879
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                    [X]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     20.2%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

                                      OO
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

-------------------------
  CUSIP NO. 294 069 307
-------------------------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                          Strategic Associates, L.P.
                               IRSN:  52-1991689

------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
 3    SEC USE ONLY



------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

                                      WC
------------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                   [_]
------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

                         Delaware Limited Partnership

------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF                                     -0-

      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY
                                                2,347,879
     OWNED BY
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING                                      -0-

      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                                                2,347,879
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   2,347,879

------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                    [X]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     20.2%

------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

                                      PN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.     Security and Issuer:
            --------------------

   This statement relates to the Common Stock, $.001 par value per share, of Environmental Safeguards, Inc., a Nevada corporation (the "Issuer"). The address of the Issuer's principal executive offices is 2600 West Loop South, Suite 645, Houston, TX 77054.


Item 2.     Identity and Background:
            ------------------------

   This statement is being filed by (i) Cahill, Warnock Strategic Partners Fund, L.P. ("Strategic Partners Fund"), (ii) Cahill Warnock Strategic Partners, L.P. ("Strategic Partners"), the sole general partner of Strategic Partners Fund,
(iii) Strategic Associates, L.P. ("Strategic Associates"), (iv) Cahill, Warnock & Company, LLC ("Cahill, Warnock & Co."), the sole general partner of Strategic Associates, (v) Edward L. Cahill ("Cahill"), a general partner of Strategic Partners and a member of Cahill, Warnock & Co., and (vi) David L. Warnock ("Warnock"), a general partner of Strategic Partners and a member of Cahill, Warnock & Co. Strategic Partners Fund, Strategic Partners, Strategic Associates, Cahill, Warnock & Co., Cahill, and Warnock are sometimes referred to collectively herein as the "Reporting Persons."

   The address of the principal business and principal office of Strategic Partners Fund, Strategic Partners, Strategic Associates and Cahill, Warnock & Co. is 1 South Street, Suite 2150, Baltimore, MD 21202. The business address of Cahill and Warnock is 1 South Street, Suite 2150, Baltimore, MD 21202.

   The state of organization for Strategic Partners Fund, Strategic Partners and Strategic Associates is Delaware. The state of organization for Cahill, Warnock & Co. is Maryland. Both Cahill and Warnock are citizens of the United States of America.

   The principal business of Strategic Partners Fund and Strategic Associates is to make private equity investments in micro-cap public companies seeking capital for expansion or undergoing a restructuring of ownership. The principal business of Strategic Partners is to act as the sole general partner of Strategic Partners Fund. The principal business of Cahill, Warnock & Co. is to act as the sole general partner of Strategic Associates and Camden Partners, L.P. ("Camden Partners") and to manage the activities of Strategic Partners Fund, Strategic Associates, and Camden Partners. The principal occupations of Cahill and Warnock are their activities on behalf of Strategic Partners Fund, Strategic Partners, Strategic Associates, Cahill, Warnock & Co. and Camden Partners.

   The principal business of Camden Partners is to make passive investments in public companies. The principal office of Camden Partners is 1 South Street, Suite 2150, Baltimore, MD 21202.

   During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding a violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration:
            --------------------------------------------------

   On December 17, 1997 Strategic Partners Fund acquired 1,722,900 shares of Series B Convertible Preferred Stock of the Issuer for a total purchase price of $1,827,321.43. The Series B Convertible Preferred Stock acquired by Strategic Partners Fund is currently convertible into 1,722,900 shares of the Issuer's Common Stock. The working capital of Strategic Partners Fund was the source of funds for this purchase. No part of the purchase price was or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Series B Preferred Stock.

   On December 17, 1997 Strategic Partners Fund acquired warrants to purchase 323,044 shares of the Issuer's Common Stock (the "Fund Warrants") in partial consideration for a loan of $2,740,982.14 made to the Issuer. The working capital of Strategic Partners Fund was the source of funds for the loan. No part of the purchase price was financed by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading, or voting the Fund Warrants.

   On December 17, 1997 Strategic Associates acquired 95,464 shares of Class B Preferred Stock of the Issuer for a total purchase price of $101,250. The Series B Convertible Preferred Stock acquired by Strategic Associates is currently convertible into 95,464 shares of the Issuer's Common Stock. The working capital of Strategic Associates was the source of funds for this purchase. No part of the purchase price was or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Series B Preferred Stock.

   On December 17, 1997 Strategic Associates acquired warrants to purchase 17,900 shares of the Issuer's Common Stock (the "Associate Warrants") in partial consideration for a loan of $151,875 made to the Issuer. The working capital of Strategic Associates was the source of funds for the loan. No part of the purchase price was financed by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading, or voting the Associates Warrants.

Item 4.     Purpose of Transaction:
            ----------------------

   Strategic Partners Fund and Strategic Associates acquired the Issuer's securities for investment purposes. Depending on market conditions, their continuing evaluation of the business and prospects of the Issuer and other factors, Strategic Partners Fund and Strategic Associates may dispose of or acquire additional securities of the Issuer. Except as otherwise described herein or as expressly stated below, none of the Reporting Persons has any present plans which relate to or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure;

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (j) Any action similar to any of those enumerated above.

     Exception.  Pursuant to the terms of a certain Co-Sale Agreement dated as
     ---------
of December 17, 1997 (the "Co-Sale Agreement," attached hereto as Exhibit 11) by
                                                                  ----------
and among Strategic Partners Fund, Strategic Associates, James Percell ("Percell"), Newpark Resources, Inc. ("Newpark"), and James H. Stone ("Stone"), the parties thereto agreed that if any party to the Co-Sale Agreement sells shares beneficially owned by such party which represents 35% or more shares of all of the then outstanding Common Stock of the Company to a third-party buyer, each of the other parties to the Co-Sale Agreement shall have the right to participate in such transaction. If the shares being offered by all transferors, in the aggregate, exceeds the number of shares the third-party buyer is willing to purchase, the number of shares to be sold or transferred to the buyer by each transferor shall be reduced, so that each transferor is entitled to sell or transfer the same percentage of its own shares as each other transferor.

     Exception.  Pursuant to a Loan and Security Agreement dated December 17,
     ---------
1997 (the "Loan Agreement," attached hereto as Exhibit 4) by and among the
                                               ---------
Issuer, National Fuel and Energy, Inc. ("NFE"), Onsite Technology, LLC ("Onsite"), Strategic Partners Fund, Strategic Associates, Newpark, and Stone (the Issuer, NFE and Onsite are sometimes referred to herein as the "Borrowers," Strategic Partners Fund, Strategic Associates, Newpack, and store are sometimes referred to herein as the "Lenders,") Strategic Partners Fund made a loan in the principal amount of $2,740,982.14 to the Borrowers and Strategic Associates made a loan in the principal amount of $151,875 to the Borrowers. If the Borrowers do not repay such loans, in full, 26 months from the date of the Loan Agreement, the Issuer must issue warrants to purchase 323,044 shares of the Issuer's Common Stock to Strategic Partners Fund, and warrants to purchase 17,900 shares of the Issuer's Common Stock to Strategic Associates (collectively, the "Loan Warrants'). Each Loan Warrant will have an exercise price of $0.01 and will be immediately exercisable.

     In addition, pursuant to the Loan Agreement, upon sixty days prior notice of any of the Borrowers, the Leaders will be obligated to make a supplemental loan to the Borrowers. Assuming, for the purposes of this Schedule 13D, that Strategic Partner Fund and/or Strategic Associates provide the entire supplemental loan, Strategic Partners Fund and Strategic Associates may, in the aggregate, receive warrants to purchase up to 188,571 shares of the Issuer's Common Stock as partial consideration for the making the supplemental loan (the "Supplemental Loan Warrants"). Each Supplemental Loan Warrant will have an exercise price of $0.01 and will be immediately exercisable.

Item 5.     Interest in the Securities of the Issuer:
            ----------------------------------------

     (a) Strategic Partners Fund is the record owner of 1,722,900 shares of Series B Convertible Preferred Stock of the Issuer which are currently convertible into 1,722,900 shares of the Issuer's Common Stock (the "Fund B Preferred") and warrants to purchase 323,044 shares of the Issuer's Common Stock (the "Fund Warrants"). The Fund B Preferred and the Fund Warrants are currently convertible, in the aggregate, into 2,045,944 shares of the Issuer's Common Stock (the "Fund Conversion Shares").

     Strategic Associates is the record owner of 95,464 shares of Series B Convertible Preferred Stock of the Issuer which are currently convertible into 95,464 shares of the Issuer's Common Stock (the "Associates B Preferred") and warrants to purchase 17,900 shares of the Issuer's Common Stock (the "Associates Warrants"). The Associates B Preferred and the Associates Warrants are currently convertible, in the aggregate, into 113,364 shares of the Issuer's Common Stock (the "Associates Conversion Shares").

     The Fund Conversion Shares and the Associates Conversion Shares are sometimes referred to herein collectively as the "Environmental Safeguards Shares."

     Because of their relationship as affiliated entities, both Strategic Partners Fund and Strategic Associates may be deemed to own beneficially the Environmental Safeguards Shares. As general partners of Strategic Partners Fund and Strategic Associates, respectively, Strategic Partners and Cahill, Warnock & Co. may be deemed to own beneficially the Environmental Safeguards Shares. As the individual general partners of Strategic Partners and as the members of Cahill, Warnock & Co., both Cahill and Warnock may be deemed to own beneficially the Environmental Safeguards Shares.

     Pursuant to the Co-Sale Agreement (attached hereto as Exhibit 11), the
                                                           ----------
parties thereto agreed that if any party to the Co-Sale Agreement sells such shares beneficially owned by such party which represents 35% or more shares of all of the then outstanding Common Stock of the Company to a third-party buyer, each of the other parties to the Co-Sale Agreement shall have the right to participate in such transaction. If the shares being offered by all transferors, in the aggregate, exceeds the number of shares the third-party buyer is willing to purchase, the number of shares to be sold or transferred to the buyer by each transferor shall be reduced, so that each transferor is entitled to sell or transfer the same percentage of its own shares as each other transferor. Consequently, the parties to the Co-Sale Agreement may be deemed to be members of a group pursuant to Rule 13d-5(b)(1) of the Securities and Exchange Act of 1934. As a result, each of the Reporting Persons may be deemed to beneficially own, in addition to the Environmental Safeguards Shares, an additional 3,420,524 shares of the Issuer's Common Stock (the "Agreement Shares"). Each of the Reporting Persons disclaims membership in the aforementioned group.

     Pursuant to the Loan Agreement (attached hereto as Exhibit 4), upon sixty
                                                        ---------
days prior notice of any of the Borrowers, the Lenders will be obligated to make a supplemental loan to the Borrowers. Assuming, for the purposes of this
Schedule 13D, that Strategic Partners Fund and/or Strategic Association provide the entire supplemental loan. Strategic Partners Fund and Strategic Associates may, in the aggregate, receive warrants to purchase up to 188,571 shares of the Issuer's Common Stock as partial consideration for providing the supplemental loan (the "Supplemental Loan Warrants"). Each Supplemental Loan Warrant will have an exercise price of $0.01 and will be immediately exercisable. Consequently, each of the Reporting Persons may be deemed to own, in addition to the Environmental Safeguards Shares, an additional 188,571 shares of the Issuer's Common Stock (the "Supplemental Loan Shares").

     Strategic Partners Fund disclaims beneficial ownership of the Associates Conversion Shares and the Agreement Shares. Strategic Associates disclaims beneficial ownership of the Fund Conversion Shares and the Agreement Shares. Strategic Partners, Cahill, Warnock & Co., Cahill, and Warnock each disclaim beneficial ownership of the Environmental Safeguards Shares, the Agreement Shares, and the Supplemental Loan Shares, except with respect to their pecuniary interest therein, if any.

     Each of the Reporting Persons may be deemed to own beneficially 20.2% of the Issuer's Common Stock, which percentage is calculated based upon 9,282,265 shares of the Issuer's Common Stock reported as outstanding by the Issuer in a certain Stock Purchase Agreement dated December 17, 1997 by and among the Issuer, Strategic Partners Fund, Strategic Associates, Newpark, and Stone (attached hereto as Exhibit 3) and 2,347,879 shares of the Issuer's Common Stock
                    ---------
issuable upon conversion of the Fund B Preferred, the Fund Warrants, the Associates B Preferred, the Associates Warrants and the Supplemental Loan Shares. The calculation of beneficial ownership percentage does not reflect potential deemed beneficial ownership of the Agreement Shares.

     In Amendment No. 1 to the Limited Partnership Agreement of Strategic Partners Fund, dated July 26, 1996 (attached hereto as Exhibit 2), Strategic
                                                       ---------
Partners and the limited partners of Strategic Partners Fund agreed that any securities of a particular issuer that are acquired by both Strategic Partners Fund and Strategic Associates shall be sold or otherwise disposed of at substantially the same time, on substantially the same terms and in amounts proportionate to the size of each of their investments. As a consequence, Strategic Associates and Strategic Partners Fund may be deemed to be members of a group pursuant to Rule 13d-5(b)(1) of the Securities Exchange Act of 1934. Strategic Partners, Cahill, Warnock & Co., Cahill and Warnock each disclaim membership in the aforementioned group.

     (b)   Number of Shares as to which each such person has

           (i)   Sole power to vote or direct the vote:

                 0 shares for each Reporting Person;

           (ii)  Shared power to vote or direct the vote:

                 2,347,879* shares for each Reporting Person;

           (iii) Sole power to dispose or to direct the disposition:

                 0 shares for each Reporting Person;

           (iv)  Shared power to dispose or to direct the disposition:

                 2,347,879* shares for each Reporting Person.

     * Does not reflect potential deemed beneficial ownership of the Agreement Shares.

     (c) Except as set forth above, none of the Reporting Persons has effected any transaction in the Shares during the last 60 days.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Shares beneficially owned by any of the Reporting Persons.

     (e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer:

     In Amendment No. 1 to the Limited Partnership Agreement of Strategic Partners Fund, dated July 26, 1996, Strategic Partners and the limited partners of Strategic Partners Fund agreed that any securities of a particular issuer that are acquired by both Strategic Partners Fund and Strategic Associates shall be sold or otherwise disposed of at substantially the same time, on substantially the same terms and in amounts proportionate to the size of each of their investments.

     Pursuant to the terms of a certain Series B Convertible Preferred and Series C Preferred Stock Purchase Agreement dated December 17, 1997 (the "Stock Purchase Agreement," attached hereto as Exhibit 3) by and among the Issuer,
                                        ---------
Strategic Partners Fund, Strategic Associates, Newpark, and Stone, Strategic Partners Fund acquired 1,722,900 shares of Series B Convertible Preferred Stock and 182,732 shares of Series C Preferred Stock (non-voting, non-convertible). Pursuant to the Stock Purchase Agreement, Strategic Associates acquired 95,464 shares of Series B Preferred Stock and 10,125 shares of Series C Preferred Stock (non-voting, non-convertible).

     Pursuant to the terms of the Co-Sale Agreement (attached hereto as Exhibit
                                                                        -------
4), by and among, Strategic Partners Fund, Strategic Associates, Percell,
-
Newpark, and Stone, the parties thereto agreed that if any party to the Co-Sale Agreement sells 35% or more shares of Common Stock beneficially owned by such party to a third-party buyer, each of the other parties to the Co-Sale Agreement shall have the right to participate in such transaction; provided that if the shares being offered, in the aggregate, exceeds the number of shares the third party buyer is willing to purchase, the number of shares to be sold or transferred to the third party buyer by each transferor shall be reduced so that each transferor is entitled to sell or transfer the same percentage of its shares as each other transferor.

     Pursuant to the Loan Agreement (attached hereto as Exhibit 4) by and among
                                                        ---------
the Issuer, NFE, Onsite, Strategic Partners Fund, Strategic Associates, Newpark, and Stone (the Issuer, NFE, and Onsite are collectively referred to herein as the "Borrowers"; Strategic Partners Fund, Strategic Associates, Newpark, and Stone are collectively referred to herein as the "Lenders"), Strategic Partners Fund provided a loan in the principal amount of $2,740,982.14 to the Borrowers, and Strategic Associates provided a loan in the principal amount of $151,875 to the Borrowers. If the Borrowers do not repay such loans, in full, 26 months from the date of the Loan Agreement, the Issuer must issue warrants to purchase 323,044 shares of the Issuer's Common Stock to Strategic Partners Fund, and warrants to purchase 17,900 shares of the Issuer's Common Stock. Each such warrant will have an exercise price of $0.01 and will be immediately exercisable. In addition, pursuant to the Loan Agreement, upon sixty days prior notice of any of the Borrowers, the Lenders will be obligated to make a supplemental loan to the Borrowers. Assuming for the purposes of this Schedule 13D, that Strategic Partners Fund and/or Strategic Associates provide the entire supplemental loan, Strategic

Partners Fund and Strategic Associates may, in the aggregate, receive warrants to purchase up to 188,571 shares of the Issuer's Common Stock as partial consideration for the making the supplemental loan. Each such warrant will also have an exercise price of $0.01 and will be immediately exercisable.

     Pursuant to a certain Registration Rights Agreement dated December 17, 1997 (attached hereto as Exhibit 7) by and among the Issuer, Strategic Partners Fund,
                    ---------
Strategic Associates, Newpark, and Stone, Strategic Partners Fund, Strategic Associates, Newpark, and Stone are granted, subject to certain restrictions and limitations, certain demand and "piggyback" registration rights with respect to the shares of Common Stock issuable upon the conversion of the Series B Convertible Preferred Stock.

     Pursuant to a certain Warrant Agreement dated December 17, 1997 between the Issuer, Strategic Partners Fund, Strategic Associates, Newpark, and Stone (the "Warrant Agreement," attached hereto as Exhibit 10), Strategic Partners Fund
                                        ----------
acquired warrants to purchase 323,044 shares of the Issuer's Common Stock at an exercise price of $.01 per share. Pursuant to the Warrant Agreement, Strategic Associates acquired warrants to purchase 17,900 shares of the Issuer's Common Stock at an exercise price of $.01 per share. The warrants are immediately exercisable and shall expire on December 16, 1997.

Item 7.     Material to be Filed as Exhibits:

     Exhibit 1 - Agreement regarding filing of joint Schedule 13D.

     Exhibit 2 - Amendment No. 1 to the Limited Partnership Agreement of Strategic Partners Fund.

     Exhibit 3 - Preferred Stock Purchase Agreement dated December 17, 1997, by and among the Issuer, Strategic Partners Fund, Strategic Associates, Newpark, and Stone.

     Exhibit 4 - Loan Agreement dated December 17, 1997, by and among the Issuer, National Fuel & Energy, Inc., Onsite Technology, LLC, Strategic Partners Fund, Strategic Associates, Newpark, and Stone.

     Exhibit 5 - Certificate of the Designation, Preferences, Rights and Limitations of Series B Convertible Preferred Stock of the Issuer executed as of December 17, 1997 by the Issuer.

     Exhibit 6 - Certificate of the Designation, Preferences, Rights and Limitations of Series C Preferred Stock of the Issuer executed as of December 17, 1997 by the Issuer.

     Exhibit 7 - Form of Registration Rights Agreement dated December 17, 1997 as executed by the Issuer with Strategic Partners, Strategic Associates, Newpark, and Stone, respectively, on an individual basis.

     Exhibit 8 - $2,740,982.14 Term Note dated December 17 1997 executed by the Issuer, National Fuel & Energy, Inc., and Onsite Technology,
               LLC to the order of Strategic Partners Fund.

     Exhibit 9 - $151,875.00 Term Note dated December 17, 1997 executed by the Issuer, National Fuel & Energy, Inc., and Onsite Technology, LLC to the order of Strategic Associates.

     Exhibit 10 - Warrant Agreement dated December 17, 1997 by and among the
                Issuer, Strategic Partners Fund, Strategic Associates, Newpark, and Stone


     Exhibit 11 - Co-Sale Agreement dated December 17, 1997 by and among
                Percell, Strategic Partners Fund, Strategic Associates, Newpark, and Stone.

                                  SCHEDULE 13D

Signature

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Dated:  December 29, 1997.


                                         /s/ Edward L. Cahill
                                         ---------------------------------
                                         Edward L. Cahill


                                         /s/ David L. Warnock
                                         ---------------------------------
                                         David L. Warnock


                                         CAHILL, WARNOCK STRATEGIC PARTNERS
                                         FUND, L.P.

                                         By:  Cahill, Warnock Strategic
                                              Partners, L.P., its Sole General
                                              Partner


                                              By:  /s/ Edward L. Cahill
                                                 -------------------------
                                                 Edward L. Cahill,
                                                  General Partner


                                              By:  /s/ David L. Warnock
                                                 -------------------------
                                                 David L. Warnock,
                                                  General Partner


                                         CAHILL, WARNOCK STRATEGIC PARTNERS,
                                         L.P.


                                         By:  /s/ Edward L. Cahill
                                            ------------------------------
                                            Edward L. Cahill,
                                             General Partner


                                         By:  /s/ David L. Warnock
                                            ------------------------------
                                            David L. Warnock,
                                             General Partner

                                         STRATEGIC ASSOCIATES, L.P.

                                         By: Cahill, Warnock & Co., LLC, its
                                             sole General Partner


                                             By:  /s/ Edward L. Cahill
                                                --------------------------
                                                Edward L. Cahill, Member


                                             By:  /s/ David L. Warnock
                                                --------------------------
                                                David L. Warnock, Member


                                         CAHILL, WARNOCK & CO., LLC


                                         By:  /s/ Edward L. Cahill
                                            ------------------------------
                                            Edward L. Cahill, Member


                                         By:  /s/ David L. Warnock
                                            ------------------------------
                                            David L. Warnock, Member